Part A:	General Information

Item A.1	Report for 06/30/2016

Item A.2	856517

Item A.3	S000009576

Item A.4	33-31602

Item A.5	Stephen P. Van Meter

Part B:	Default of event of insolvency of portfolio security issuer -- NOT APPLICABLE

Part C:	Provision of financial support to fund

Item C.1	Description of nature of support – Capital Contribution

Item C.2	Person providing support – FII Holdings, Inc.

Item C.3	Brief Description of relationship between the person providing support and the fund – FII Holdings, Inc. (“Federated”) directly owns 100% of the outstanding voting securities of Federated Investment Management Company (FIMCO). Passport Research, Ltd. (Passport) is the investment advisor to Tax-Free Money Market Fund (the “Fund”), a portfolio of Money Market Obligations Trust. Passport is a joint venture between Federated and Edward D. Jones & Co., L.P., with FIMCO serving as a general partner of Passport.

Item C.4	Date Support Provided – June 30, 2016

Item C.5	Amount of Support – $61,233.13

Item C.6	Not applicable

Item C.7	Not applicable

Item C.8

Brief description of reason for support –The capital contribution is being made in anticipation of the liquidation or reorganization of the Fund, which is pending review by the Fund’s Board of Trustees, prior to the anticipated transfer of FIMCO’s general partnership interest in Passport to a wholly owned subsidiary of The Jones Financial Companies, L.L.L.P. The capital contribution represents the amount required to fund the difference between the Fund’s net assets and the net asset value of shares outstanding anticipated in the event that the Board approves a plan of reorganization of the Fund or a plan of liquidation for the fund.

Item C.9	Term of support – one-time

Item C.10	Brief Description of any contractual restrictions relating to support – none.

Part D:	Deviation between current net asset value per share and intended stable price per share -- NOT APPLICABLE

Part E:	Imposition of liquidity fee -- NOT APPLICABLE

Part F:	Suspension of fund redemptions -- NOT APPLICABLE

Part G:	Removal of liquidity fees and/or resumption of fund redemptions -- NOT APPLICABLE

Part H:	Optional disclosure -- NOT APPLICABLE

Signatures Pursuant to the requirements of the Investment Company Act of 1940, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
Money Market Obligations Trust (Registrant) July 1, 2016 Date /s/ Stephen P. Van Meter (Signature) Stephen P. Van Meter Chief Compliance Officer Money Market Obligations Trust